UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                           LIFESTYLE INNOVATIONS, INC.
                                (Name of Issuer)

                         Common Stock - $0.001 Par Value
                         (Title of Class of Securities)

                                   532 19W 105
                                 (CUSIP Number)


                                  Paul Johnson
                     3801 William D. Tate Avenue, Suite 100
                             Grapevine, Texas 76051
                                 (817) 421-0057
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 30, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


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

                                  SCHEDULE 13D

CUSIP NO. 532 19W 105                                       PAGE 1 OF 4 PAGES
---------------------                                   ------------------------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                RCG Companies Incorporated (f/k/a eResource Capital Group, Inc.)
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------

         NUMBER OF             7        SOLE VOTING POWER   11,566,641
          SHARES             ---------------------------------------------------
       BENEFICIALLY
         OWNED BY              8        SHARED VOTING POWER   -0-
           EACH              ---------------------------------------------------
         REPORTING
          PERSON               9        SOLE DISPOSITIVE POWER   11,566,641
           WITH              ---------------------------------------------------

                              10        SHARED DISPOSITIVE POWER  -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                11,566,641
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.8%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                CO
--------------------------------------------------------------------------------


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

                                   ATTACHMENT

                                                           CUSIP No. 532 19W 105
ITEM 1.    SECURITY AND ISSUER.

      This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.001 par value per share (the "COMMON STOCK"), of Lifestyle Innovations, Inc., a Nevada corporation (the "COMPANY"). The principal executive offices of Company are located at 3801 William D. Tate Avenue, Suite 100, Grapevine, Texas 76051.

ITEM 2.    IDENTITY AND BACKGROUND.

      This statement of beneficial ownership on Schedule 13D is being filed by RCG Companies Incorporated (f/k/a eResource Capital Group, Inc.), a Delaware corporation ("RCG" or the "REPORTING PARTY"), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "ACT"). The address of the Reporting Party's principal business and principal office is 6836 Morrison Boulevard, Suite 200, Charlotte, NC 28211. The principal business of the Reporting Party is the operation through its subsidiaries of an aviation travel service, home technology service, and technology solutions business.

      The following individuals serve the Reporting Party in the following capacities, and are hereinafter referred to as the "Executive
Officers/Directors." Unless otherwise stated, the address of each of the Executive Officers/Directors is 6836 Morrison Boulevard, Suite 200, Charlotte, NC 28211.


Name                       Position                 Citizenship       Principal Occupation and Employer Information
----                       --------                 -----------       ---------------------------------------------

James A. Verbrugge         Director                 United States     Professor of Finance and the Chairman of the Department
                                                                      of Banking and Finance, at the University of Georgia

Roger Byer                 Director                 United States     Director of RCG

J. Michael Carroll         Director                 United States     Principal owner/operator of consulting firm

K. Wesley M. Jones         Director                 United States     Managing Partner of Five Oaks Capital Partners, LLC,
                                                                      and Managing Member of Shetland Investment Group, LLC

Robert H. Brooks           Director                 United States     Chairman of Hooters of America, Inc., Hooters Air and
                                                                      Pace Airlines

Michael D. Pruitt          Director, President      United States     Officer and Director of RCG.
                           and CEO

Melinda Morris Zanoni      Executive VP             United States     Officer of RCG

William W. Hodge           Chief Financial Officer  United States     Officer of RCG

Jeffrey F. Willmott        Chairman                 United States     Director and Officer of RCG



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

      Neither the Reporting Party nor any of the Executive Officers/Directors has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On September 5, 2002, LFSI Merger Corp., a wholly owned subsidiary of the Company merged with and into LST, Inc., a wholly owned subsidiary of the Reporting Party, pursuant to the terms of an Agreement and Plan of Merger dated August 30, 2002. LST, Inc. was the surviving company in the merger, and upon the effective date of the merger became a wholly owned subsidiary of the Company. In consideration for the merger, the Company issued to the Reporting Party 16,000,000 shares of the common stock, par value $0.001, of the Company (the "COMMON STOCK").

      On June 30, 2004, the Reporting Party and the Company entered into an Agreement pursuant to which the Company agreed to indemnify the Reporting Party for certain liabilities that may arise from time to time as a result of the Reporting Party's ownership of securities of the Company. In consideration for the execution and delivery of the Agreement, the Reporting Party contributed 4,000,000 shares of the common stock of the Company to the Company's treasury.

ITEM 4.    PURPOSE OF TRANSACTION.

      As previously reported in the Reporting Party's Form 10-Q for the quarter ended March 31, 2004, its Board of Directors authorized the disposition of its investment in the Company. Management and the Board of the Reporting Party is reviewing alternative methods of disposal of its investment in the Company; accordingly the Reporting Party may dispose of shares of the Common Stock of the Company from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Party is the beneficial owner of 11,566,641 shares of the Common Stock of the Company, representing 48.8% of the issued and outstanding shares of Common Stock of the Company.

      (b) The Reporting Party may be deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 11,566,641 shares of the Common Stock of the Company.

      (c) The Reporting Person has engaged in the following transactions in the Company's Common Stock since its last filing on Schedule 13D:

 Date      # of Shares     Price Per Share   Type of Transaction
-------    -----------     ---------------   -------------------

6/30/04     4,000,000           N/A           Returned to Company's treasury

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS AN EXHIBIT.

         None


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

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2004                      RCG COMPANIES INCORPORATED

                                         /s/ Michael D. Pruitt
                                         -----------------------------------
                                         Name: Michael D. Pruitt
                                         Its: CEO


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